UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Federal-Mogul Holdings Corporation

(Name of Subject Company)

Federal-Mogul Holdings Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Michelle Epstein Taigman

Senior Vice President, General Counsel and Secretary

27300 West 11 Mile Road

Southfield, Michigan 48034

248-354-7063

With copies to:

Bruce A. Toth

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) originally filed by Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2016, relating to a tender offer by IEH FM Holdings, LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares not already owned by the Offeror, at a purchase price of $9.25 per Share, (the “Offer Price”), net to the seller in cash, without interest, less any required withholding of taxes, upon the terms and subject to the conditions set forth in the related Offer to Purchase (the “Offer to Purchase”) and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and any amendments or supplements thereto, collectively, the “Offer”). The Offer is described in a Tender Offer Statement on the Schedule TO filed by Parent and the Offeror with the SEC on September 26, 2016 (together with any amendments or supplements thereto, the “Schedule TO”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.	IDENTITY AND BACKGROUND OF THE FILING PERSON

The third paragraph of “Item 2—Offer” is hereby amended and restated as follows:

“Under Section 267 of the DGCL and Section 18-209 of the Delaware Limited Liability Company Act (“DLLCA”), a Delaware limited liability company that owns at least 90% of the outstanding shares of each class of the stock of a Delaware corporation, of which class there are outstanding shares that, absent Section 267 of the DGCL, would be entitled to vote on such merger, may merge such subsidiary corporation into itself, or itself into such subsidiary corporation, without any action or vote on the part of the board of directors or the other stockholders of such subsidiary corporation, by authorizing such merger in accordance with the limited liability company’s governing documents and the DLLCA and by acknowledging and filing a certificate of ownership and merger with the Secretary of State of the State of Delaware (a “short-form merger”). Pursuant to the Merger Agreement, the completion of the Offer is subject to, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Shares that (x) would represent at least a majority of the issued and outstanding Shares, except for Shares owned by IEP, Parent, the Offeror, the Company or any of their respective affiliates and (y) together with the Shares then owned by the Offeror, represent at least one Share more than 90% of the then outstanding Shares (the “Minimum Tender Condition”). Therefore, upon completion of the Offer, the Merger will be effected in accordance with Section 267 of the DGCL and Section 18-209 of the DLLCA and, thereafter, the Company will be a wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of IEP. If the Minimum Tender Condition is satisfied and Shares are purchased in the Offer, the Offeror will own more than 90% of the Shares and, accordingly, the Merger will be a short form merger and will effected without a vote of, or prior notice to, the stockholders of the Company.”

The first sentence of the fourth paragraph of “Item 2—Offer” is hereby amended and restated as follows:

“The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on October 28, 2016 (one minute after 11:59 P.M., New York City time, on October 28, 2016) (the “Expiration Date,” unless the Offeror has extended the Offer, in which event such term shall mean the latest time and date at which the Offer, as so extended by the Offeror, will expire).”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The second sub-bullet of the seventh bullet under “Item 4—Reasons for the Special Committee’s Recommendation” is hereby amended and restated as follows:

•	“Premium to Pre-Offer Trading Price. The value of the Offer Price represented a premium of approximately 86% to the closing price per share of Common Stock of $4.98 on February 26, 2016, the last trading day before the Company’s receipt of IEP’s initial proposal. The Special Committee viewed premia to other historical trading prices of the Common Stock as less relevant to its analysis than the premium to the stock price immediately prior to the receipt of IEP’s initial proposal given the historical volatility of the trading price of the Common Stock.”

The fourth sub-bullet of the tenth bullet under “Item 4—Reasons for the Special Committee’s Recommendation” is hereby amended and restated as follows:

•	“Majority of the Minority Condition. The Offer is conditioned on the holders of a majority of the outstanding Shares not owned by IEP, Parent, the Offeror, the Company or any of their respective affiliates, including officers and directors of the Company, tendering their Shares pursuant to the Offer (the “majority of the minority condition”).”

The following paragraph is inserted immediately prior to the last paragraph under “Item 4—Reasons for the Special Committee’s Recommendation”:

“The Special Committee did not believe an analysis of liquidation value of the Company’s assets was material to the consideration of the Merger Agreement and the transactions contemplated thereby because it considers the Company to be a viable going concern with its value reflected in its cash flows from continuing operations rather than from its assets. In addition, the Special Committee did not believe an analysis of net book value, which is an accounting concept, was material to the consideration of the Merger Agreement and the transactions contemplated thereby because the Company’s business is not of a nature that is traditionally valued on the basis of book value and the Company’s value is reflected in its cash flows from continuing operations. As a result, the liquidation value and net book value of the Company were not among the factors considered by the Special Committee.

Additionally, the Special Committee did not believe an analysis of the price at which the Offeror purchased Shares in the Company’s 2015 rights offering was material to the consideration of the Merger Agreement and the transactions completed thereby given the historical volatility of the trading price of the Common Stock and the fact that the rights offering reflected the then-current market price of the Common Stock and was open to all stockholders of the Company, and such price was not among the factors considered by the Special Committee. The Special Committee is not aware of any other firm offers to acquire the Company during the two years prior made by any unaffiliated person and therefore no such offer was included as part of the Special Committee’s analysis.”

The eighth paragraph of “Item 4—Opinion of the Special Committee’s Financial Advisor” is hereby amended and restated as follows:

“Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the Offer and the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey has consented to the inclusion of a copy of its written opinion to the Special Committee as Annex A to the Schedule 14D-9. Houlihan Lokey’s opinion is not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the Offer, the Merger or otherwise.”

The first paragraph of Item 4—Certain Company Forecasts” is hereby amended and restated as follows:

“The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results given the inherent unpredictability of the underlying assumptions, estimates and projections. However, in April 2016, in connection with the Special Committee’s evaluation of a possible transaction involving the Company, members of the Company’s management reviewed with the Special Committee management’s latest three-year projections for fiscal years ending December 31, 2016 through December 31, 2018 as well as the Company’s (and each of Motorparts’ and Powertrain’s) historical and projected financial results and trends, including in sales, gross margin, selling, general and administrative expense, capital expenditures, operational EBITDA, value cash flow and free cash flow based on the Company’s strategic plan initially prepared in the fourth quarter of 2015, as adjusted to reflect certain updates through the date on which such projections were prepared (the “April Projections”), as well as certain factors impacting the April Projections and other key assumptions. The April Projections also were provided to Houlihan Lokey. In early May 2016, the Company’s management provided Houlihan Lokey with financial projections, which were subsequently approved by the Special Committee, relating to the Company for the fiscal years ending December 31, 2016 through December 31, 2020 based on the Company’s strategic plan initially prepared in the fourth quarter of 2015, as adjusted to reflect a five-year forecast and certain other updates through the date on which such projections were prepared (collectively with supporting schedules, the “May Projections”). The May Projections superseded the April Projections in all respects. The Company’s management also provided to Houlihan Lokey subsequent financial updates to the May Projections in May 2016 (the “May Financial Updates”) relating to Federal-Mogul Powertrain (“Powertrain”) and in August 2016 (the “August Financial Updates” and, together with the May Financial Updates, the “Subsequent Financial Updates”) relating to Federal-Mogul Motorparts (“Motorparts”), each of which reflected management’s revised perspectives regarding the future financial outlook for the Company and each of which revised perspectives reflected lower expected financial results for the Company than the May Projections. The Special Committee directed Houlihan Lokey to use and rely upon the May Projections in connection with its financial analyses and opinion described under “Item 4. The Solicitation or Recommendation—Opinion of Houlihan Lokey.” As directed by the Special Committee, Houlihan Lokey did not take into account the April Projections or rely upon financial projections implied by the Subsequent Financial Updates for purposes of its analyses and opinion.”

The third paragraph of “Item 4—Certain Company Forecasts” is hereby deleted in its entirety and replaced with the following:

“The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Specifically, the May Projections were based on, among other things, the following assumptions:

•	Exchange rates for 2016 reflect a blended rate of (i) actual exchange rates for the first three months of 2016 and (ii) for the remaining nine months of 2016, exchange rates consistent with rates in effect at the end of 2015. For 2017 through 2020, exchange rates were assumed to be consistent with rates in effect at the end of 2015.

•	Commodity, raw material and energy market prices were generally stable from levels that existed in October 2015.

•	The ability of the Company to generate productivity, restructuring and purchasing savings generally consistent with historical levels throughout the forecasted period.

•	A constant cash tax rate throughout the forecast period of 20% of EBIT, less finance charges.

•	The anticipated refinancing of the Company’s Term Loan B facility in July 2017 (i) 50% in a variable rate Term Loan B facility with a borrowing rate reflecting the LIBOR curve existing at the time the May Projections were finalized, together with an increased borrowing spread of 2.0%, and (ii) 50% in a fixed rate Term Loan B facility at a borrowing rate of 7.1% reflecting the variable to fixed swap rate at the time the May Projections were finalized, in each case with a maturity in 2024 and including customary fees and expenses associated with such refinancing. In addition, factoring costs were based on rates existing at the time the May Projections were finalized and reflecting the Company’s sales mix during the forecasted period.

•	For purposes of pension and other post-retirement expenses:

•	Long-term rate of return on plan assets: The expected rate of return for 2016 was 3.74% based on the actual performance of the plan assets through March 31, 2016 and then reflected an assumed gradual increase in the long-term expected return from 5.75% in 2017 to 6.20% in 2020.

•	Discount rate: The Company used a discount rate of 4.15% for its U.S.-based plans in 2016 and then assumed a decreased rate of 3.75% for 2017 before a gradual increase in the rate to 4.35% in 2020.

•	Health care cost trends: The assumed health care cost trend rate used to measure 2016 postretirement health care benefits is 6.97% for both health care and drug costs, both declining to an ultimate trend rate of 5.00% in 2022.

•	U.S. based funding interest rate: For funding purposes, the Company used the 2016 funding interest rate as prescribed by the Internal Revenue Code as the basis to project the U.S. minimum required contributions.

In addition to the assumptions above, certain assumptions about the automotive industry generally and the aftermarket and powertrain markets specifically were considered by the Company’s management in preparing the May Projections. Specifically, the Company relied upon Original Equipment (“OE”) and Original Equipment Service (“OES”) production volumes developed by LMC Automotive, IHS Markit Ltd. (“IHS”), Power Systems Research and other similar market research firms, including vehicle and engine production forecasts for passenger cars in the USA, Europe, China, Brazil and Russia and in the heavy duty and industrial segments for the forecasted periods. The Company adjusted such publicly available projections to reflect management’s assessment of the Company’s potential new business awards and losses as well as OE and OES pricing trends consistent with historical experience. The Company generally does not have contracts or other arrangements with its customers that commit to certain sales or volume levels. As a result, actual sales depend on new business awards, lost programs, as well as end customer demand for our products or those of our customers. In preparing the Company’s sales forecasts, management considered programs for which the Company is an existing supplier, anticipated new business awards and the likelihood of lost business. In addition, Motorparts sales projections further reflect third party estimates of vehicles in operation (“VIO”) provided by IHS in each of the Company’s major aftermarket regions and assumes no significant changes in factors typically correlated with aftermarket demand, including vehicle miles driven, fuel prices, automotive scrappage rates or macroeconomic conditions. In North America and Western Europe, management has not projected any significant change in the average age of vehicles included in the applicable VIO. Management has assumed that the VIO and the average age of vehicles in China and certain other emerging markets will continue to increase consistent with projections by IHS and Frost & Sullivan.

The assumptions underlying the May Financial Updates and the August Financial Updates are the same as those underlying the May Projections, except that (i) the May Financial Updates were adjusted to reflect changes in the most recent market forecasts received from LMC Automotive shortly after management provided the May Projections to Houlihan Lokey and (ii) the August Financial Updates were updated to reflect the timing of marketing expenditures and restructuring benefits as well as Motorparts updated business wins and losses.”

The fourth and fifth paragraphs of “Item 4—Certain Company Forecasts” are hereby amended and restated as follows:

“Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the Company’s substantial indebtedness and its ability to refinance such indebtedness, realization of anticipated synergies and cost savings from the Company’s restructuring activities and strategic initiatives, variations in current and anticipated future production volumes, financial condition, or operational circumstances of our significant customers, particularly the world’s OEMs, ability to renew key contracts with aftermarket customers, impact of competitive pricing, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions as to certain business decisions that do not reflect the effects of the Offer or the Merger, or any other changes or subsequent updates that may affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company, Parent, Offeror or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be necessarily predictive of actual future events, and the Projections should not be relied upon as such. None of the Company, Parent, Offeror or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Projections. None of the Company, Parent, Offeror or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent or the Offeror, in the Merger Agreement or otherwise, concerning the Projections.”

The last paragraph of “Item 4—Certain Company Forecasts” is hereby amended and restated as follows:

“EXCEPT AS REQUIRED BY APPLICABLE LAW, THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY OF THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS.”

ITEM 9.	EXHIBITS.

“Item 9—Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(vii)	Press Release issued by Icahn Enterprises L.P. on October 12, 2016 (incorporated by reference to Exhibit (a)(5)(viii) to the Schedule TO/A of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on October 12, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FEDERAL-MOGUL HOLDINGS CORPORATION

Dated: October 12, 2016	By:	/s/ Michelle Epstein Taigman
	Name:	Michelle Epstein Taigman
	Title:	Senior Vice President, General Counsel and Secretary